November 3, 2006

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 7010

Washington, D.C. 20549-7010

Attn.: Nili Shah

RE:	Dominion Homes, Inc.
Form 10-K for Fiscal Year Ended December 31, 2005
Filed March 30, 2006
Form 10-Q for Quarterly Period Ended June 30, 2006
Filed August 8, 2006
File No. 000-23270

Dear Ms. Shah:

We are submitting this response as a follow up to our initial response dated October 26, 2006 to your comment letter dated October 12, 2006. We understand that the purpose of your review process is to assist us in complying with the applicable disclosure requirements and to enhance the overall disclosure in our filings. Our responses to your comments are detailed below. In providing our response to your comments, we acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosures in our filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to our filings; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-Q for the Quarterly Period ended June 30, 2006

Comment 3 (Footnote 11, Joint Venture Arrangements, page 13)

In response to this comment, we have reexamined this transaction and the accounting treatment in light of the guidance in Issue 9 of EITF 01-2. As disclosed in our Form 10-Q for the quarter ended June 30, 2006, on March 31, 2006, Dominion Homes, Inc. (the Company), the Company’s mortgage financing services subsidiary, Dominion Homes Financial Services, Inc. (DHFS), Wells Fargo Bank, N.A. and its wholly owned subsidiary Wells Fargo Ventures, LLC (collectively “Wells Fargo”) formed a new joint venture, Centennial Home Mortgage, LLC (“Centennial”). DHFS contributed $75,000 in cash and various assets to establish Centennial. Then, pursuant to the Assignment of Interest Agreement between the parties, Wells Fargo paid DHFS approximately $1,838,000 for a 50.1% membership interest in Centennial, leaving

DHFS as owner of the remaining 49.9% interest. A gain of approximately $1,800,000 was recorded on the sale of the investment in Centennial in the Company’s Consolidated Statement of Operations during the quarter ended March 31, 2006 and during the six month period ended June 30, 2006. DHFS received approximately $938,000 of the purchase price on March 31, 2006 and the remaining $900,000 on April 3, 2006.

Centennial is currently operating as a full-service mortgage bank and provides services to the Company’s customers and the general public. Centennial is an operating subsidiary of Wells Fargo Bank, N.A. Since entering into the joint venture, the Company has made available in its sales offices and provided to its customers Centennial brochures, rate sheets and other collateral and/or promotional materials. The Company also maintains a link to Centennial on its internet website. The Company has on occasion engaged in joint marketing efforts with Centennial including mailings to the realtor community. The Company has also at times offered monetary incentives to customers who use Centennial’s services, as it has done on a promotional basis with other non-affiliated mortgage banks as well. Customers of the Company are in no way obligated to use Centennial’s services; however, the joint venture agreement between the parties contemplates that the Company will actively promote Centennial to its customers. The Company expects that, as long as it continues to hold an equity interest in Centennial, it will also continue to engage in similar activities with respect to Centennial. Please note that the Company is not now, and, going forward, does not expect to be involved in a customer’s completion of a mortgage loan application, the underwriting and loan approval process or the servicing of any loan originated by Centennial. The joint venture agreement contains termination provisions should either party decide to cease its participation in the arrangement.

After further consideration of these facts, the Company believes that promoting Centennial to its customers in the foregoing manner, consistent with all applicable legal requirements, and the expectation that the customers of the Company will comprise a significant portion of Centennial’s customers, demonstrates an implied commitment to support the operations of Centennial under EITF 01-2 Issue 9, that would result in an indefinite deferral of recognition of the $1,800,000 gain on the sale of the Centennial membership interests to Wells Fargo. As a result, the Company expects to file amendments to restate its Forms 10-Q for the quarters ended March 31, 2006, and June 30, 2006, respectively, to exclude this gain, and to file a Form 8-K to announce that the financial statements contained in such Forms 10-Q should no longer be relied upon due to errors in such financial statements.

We welcome any questions you may have about our response or on any other aspect of your review. Please feel free to contact me directly at (614) 356-5517 if you would like to further discuss our response.

Sincerely,

/s/ William G. Cornely
William G. Cornely

Senior Vice President – Finance and Chief Financial Officer